Exhibit 3.1
Execution Version

AMENDMENT NO. 2 TO THE FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
DELEK LOGISTICS PARTNERS, LP
This Amendment No. 2 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Delek Logistics Partners, LP (the “Partnership”), dated as of November 7, 2012 (as amended to the date hereof, the “Partnership Agreement”), is hereby adopted effective as of March 31, 2020 by Delek Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership.
RECITALS
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement provided such change does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect;
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners considered as a whole or any particular class of Partnership Interests as compared to other classes of Partnership Interests in any material respect
WHEREAS, this Amendment shall become effective only upon and after consummation of the transactions contemplated by that certain Contribution, Conveyance and Assumption Agreement by and among the Partnership, Delek Big Spring South Mainline, LLC, Delek Permian Gathering, LLC, Delek Big Spring North Gathering, LLC, Delek Big Spring Gathering, LLC, DKL Permian Gathering, LLC, DKL Permian Gathering, LLC and, solely for the purposes of Article VIII thereof, Delek US Holdings, Inc., dated as of March 31, 2020 (the “DKL Permian Gathering Contribution Agreement”).
NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:
1.INTERPRETATION
This Amendment is made and delivered pursuant to the Partnership Agreement. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Partnership Agreement.
2.AMENDMENTS TO PARTNERSHIP AGREEMENT
2.1    Section 1.1 of the Partnership Agreement is hereby amended by inserting the following definitions alphabetically:
“Distributable Cash Flow” means the Partnership’s net cash flow from operating activities plus or minus changes in its assets and liabilities, less its maintenance capital expenditures net of reimbursements and other adjustments not expected to settle in cash, calculated consistently with the Partnership’s Distributable Cash Flow publicly announced by the Partnership prior to the IDR Waiver Effective Date.
“DKL Permian Gathering Contribution Agreement” has the meaning assigned to such term in the recitals of this Amendment.
“Excluded Units” means the 5,000,000 Common Units issued pursuant to the DKL Permian Gathering Contribution Agreement.
“IDR Reduction Amount” means, with respect to a given Quarter (and commencing on the IDR Waiver Effective Date), an amount equal to the product of (a) the number of Excluded Units and (b) the amount that would be distributed with respect to such Quarter (prior to giving effect to Section 6.4(c) hereof) to the holder(s) of the Incentive Distribution Rights pursuant to Sections 6.4(b)(iii), (iv) and (v) by virtue of the distribution payable with respect to such Quarter on a single Common Unit pursuant to Section 6.4(b).
“IDR Waiver Effective Date” shall mean the payment date for distributions in respect of the Quarter ended March 31, 2020.
“IDR Waiver Termination Date” shall mean the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending March 31, 2022 in respect of which the Partnership generated, with respect to the four-consecutive-Quarter period immediately preceding such date, Distributable Cash Flow equal to or exceeding 110% of the amount that the Partnership would have paid as distributions pursuant to Section 6.4(b) with respect to such four-consecutive-Quarter period without giving effect to Section 6.4(c).

2.2	The first sentence of Section 5.11(a) of the Partnership Agreement is hereby amended as follows:
(a) Subject to the provisions of this Section 5.11, the holder of the Incentive Distribution Rights (or, if there is more than one holder of the Incentive Distribution Rights, the holders of a majority in interest of the Incentive Distribution Rights) shall have the right, at any time when there are no Subordinated Units outstanding, the IDR Waiver Termination Date has occurred and the Partnership has made a distribution pursuant to Section 6.4(b)(v) for each of the four most recently completed Quarters and the amount of each such distribution did not exceed Adjusted Operating Surplus for such Quarter, to make an election (the “IDR Reset Election”) to cause the Minimum Quarterly Distribution and the Target Distributions to be reset in accordance with the provisions of Section 5.11(e) and, in connection therewith, the holder or holders of the Incentive Distribution Rights will become entitled to receive their respective proportionate share of a number of Common Units (the “IDR Reset Common Units”) derived by dividing (i) the average amount of cash distributions made by the Partnership for the two full Quarters immediately preceding the giving of the Reset Notice (as defined in Section 5.11(b)) in respect of the Incentive Distribution Rights by (ii) the average of the cash distributions made by the Partnership in respect of each Common Unit for the two full Quarters immediately preceding the giving of the Reset Notice (the number of Common Units determined by such quotient is referred to herein as the “Aggregate Quantity of IDR Reset Common Units”).
2.3    Section 6.4 of the Partnership Agreement is hereby amended by adding new subsections (c) and (d) to such Section:
(c) IDR Reduction. Notwithstanding anything to the contrary in this Section 6.4, any distributions to the holder of the Incentive Distribution Rights provided for in clauses (iii), (iv) and (v) of Section 6.4(b), as applicable, shall be adjusted as set forth in the next sentence. For any distribution with respect to any Quarter paid on or after the IDR Waiver Effective Date and before the IDR Waiver Termination Date, the distributions to the holder(s) of the Incentive Distribution Rights shall be reduced by an amount equal to the IDR Reduction Amount.
(d) Exchanges of IDRs for Other Partnership Interests. In connection with any sale or exchange of the Incentive Distribution Rights to or with the Partnership, the Incentive Distribution Rights shall be treated as if the IDR Waiver Termination Date has not and shall never occur, regardless of whether such date has occurred.
3.GENERAL
3.1.    Full Force and Effect. Except to the extent specifically amended herein or supplemented hereby, the Partnership Agreement remains unchanged and in full force and effect, and this Amendment will be governed by and subject to the terms of the Partnership Agreement, as amended by this Amendment.
3.2.    Governing Law. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.
3.3.    Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
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IN WITNESS WHEREOF, the General Partner has caused this Amendment to be duly executed as of the date first written above.
GENERAL PARTNER:

DELEK LOGISTICS GP, LLC

By:_/s/ Odely Sakazi    _________________________
Odely Sakazi
Senior Vice President

By:_/s/ Regina B. Jones_________________________
Regina B. Jones
Executive Vice President, General Counsel and
Secretary